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                                 UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 3)



                            WILMAR INDUSTRIES, INC.
                            -----------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                  971426 10 1
                                  -----------
                                (CUSIP Number)


                          William M. Goldstein, Esq.
                          Drinker Biddle & Reath LLP
                               ONE LOGAN SQUARE
                            18TH AND CHERRY STREETS
                     PHILADELPHIA, PENNSYLVANIA 19103-6996
                                 (215)988-2700
                               -----------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 22, 1999
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                 (PAGE 1 OF 5)
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                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO.  971426 10 1                                   PAGE 2 OF 5 PAGES
-------------------------                                ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William S. Green
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,013,536
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,013,536
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,013,536
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
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                                 (PAGE 2 OF 5)
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                                AMENDMENT NO. 3
                                TO SCHEDULE 13D

     William S. Green hereby amends the Schedule 13G originally filed with the Securities and Exchange Commission (the "Commission") on February 18, 1997, as amended by Amendment No. 1 thereto on Schedule 13D, filed with the Commission on April 14, 1998 and as amended by Amendment No. 2 thereto on Schedule 13D, filed with the Commission on June 2, 1999, which relates to the common stock, no par value per share (the "Common Stock"), of Wilmar Industries, Inc., a New Jersey corporation (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration

     As more fully described in Item 4 hereof, WM Acquisition Inc., a New Jersey corporation ("Merger Sub") and Mr. Green have entered into the Voting Agreement (as such term is defined in Item 4) with respect to the Merger (as such term is defined in Item 4).

     Mr. Green entered into the Voting Agreement to induce Merger Sub to enter into the Merger Agreement (as such term is defined in Item 4) and no funds were expended by Mr. Green in connection with the Voting Agreement.

Item 4.  Purpose of Transaction

     On December 22, 1999, the Issuer and Merger Sub entered into an Agreement and Plan of Merger and Recapitalization (the "Merger Agreement"), attached hereto as Exhibit 7(a), providing for the merger of Merger Sub with and into the Issuer (the "Merger"), whereupon the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation (the "Surviving Corporation").

     The Merger Agreement provides for a recapitalization of the Issuer, effected through a merger. Subject to shareholder approval, and satisfaction of the other conditions contained in the Merger Agreement, all shares of Common Stock issued and outstanding (other than shares of Common Stock held in the Issuer's treasury or owned by Merger Sub which are to be canceled without payment or conversion thereof) would be canceled and converted into the right to receive $18.25 in cash, without interest. Prior to the consummation of the Merger, Mr. Green will exchange approximately 165,000 shares of Common Stock for an equal number of shares of newly issued Class C Preferred Stock, par value $.10 per share (the "Preferred Stock"), which in the Merger will be converted into shares of Common Stock (representing approximately 8% of the voting stock of the Surviving Corporation) and shares of preferred stock of the Surviving Corporation.

     On December 22, 1999, Mr. Green, the holder of 15.3% of the outstanding shares of Common Stock, entered into a Voting and Exchange Agreement (the "Voting Agreement"), attached hereto as Exhibit 7(b), which provides, among other things, that he will vote in favor of the Merger Agreement.

     Completion of the Merger is subject to certain conditions, including (i) approval of the holders of the Common Stock, (ii) Merger Sub obtaining the requisite debt financing to complete the Merger, and (iii) compliance with applicable regulatory requirements.

     It is anticipated that the Common Stock will be delisted from the NASD National Market System as a result of the Merger.

     The description of the Merger disclosed in this Item 4 is qualified in its entirety by reference to the Exhibits attached hereto.

     Except as disclosed in this Item 4, Mr. Green does not have any current plans or proposals which relate to or would result in any of the events

                                 (PAGE 3 OF 5)
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described in clauses (a) through (j) of the instructions to Item 4 of Schedule
13D.

Item 5.  Interest in Securities of the Issuer

     (a) Mr. Green beneficially owns 2,013,536 shares of Common Stock (the "Shares"), constituting 15.3% of the Common Stock outstanding as of December 22, 1999.

     (b) Pursuant to the Voting Agreement, Mr. Green may be deemed to share voting power of the Shares with Merger Sub. Because Merger Sub was formed by Parthenon Investors, L.P., a Delaware limited partnership ("Parthenon"), and the general partner of Parthenon is Parthenon Investors Advisors, L.L.C., a Delaware limited liability company ("Advisors"), and the managing member of Advisors is Parthenon Investment Partners, L.L.C., a Delaware limited liability company ("Partners"), and the managing members of Partners are John Rutherford, a citizen of New Zealand, and Ernest Jacquet, a citizen of the United States, Parthenon, Advisors, Partners and Messrs. Rutherford and Jacquet may also be deemed to share voting power of the Shares pursuant to the Voting Agreement.
Mr. Green retains sole power to dispose of the Shares.

     (c) Other than the matters disclosed in response to Items 3, 4 and 6 and this Item 5, Mr. Green has not engaged in any transaction during the past 60 days in any shares of Common Stock.

     (d) Mr. Green has the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to the Merger Agreement, Mr. Green has entered into the Voting Agreement, pursuant to which he has agreed to vote all of the Shares (representing 15.3% of the Common Stock issued and outstanding as of December 22, 1999) in favor of the Merger. If the Merger Agreement is terminated in accordance with its terms, the covenants and agreements in the Voting Agreement with respect to the Shares will also terminate at such time. Subject to the foregoing and to certain exceptions and conditions, Mr. Green has agreed to vote, and has appointed Merger Sub, or any nominee of Merger Sub as his irrevocable proxy to vote, the Shares in favor of the Merger and certain related agreements and actions and against certain other enumerated actions or agreements. Subject to the terms and conditions of the Voting Agreement, Mr. Green has also agreed to (i) refrain from soliciting or responding to certain inquiries or proposals regarding the Issuer, (ii) restrictions on transfer of the Shares, (iii) take or refrain from taking certain other actions, and (iv) exchange certain of his shares of Common Stock for shares of Preferred Stock, as described in above in Item 4.

     Other than the matters disclosed in response to Items 3, 4 and 5 and this
Item 6, Mr. Green is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits

Exhibit 7(a) Agreement and Plan of Merger dated as of December 22, 1999, by and between WM Acquisition, Inc., and Wilmar Industries, Inc.
Exhibit 7(b) Voting and Exchange Agreement dated as of December 22, 1999 by and between WM Acquisition, Inc. and Mr. William Green.

                                 (PAGE 4 OF 5)
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /s/ William S. Green
                                    ----------------------
                                    William S. Green



Date: December 30, 1999


                                 (PAGE 5 OF 5)